SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 February, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Growing shareholder value: a reset bp dated 26 February 2025

Exhibit 1.1

26 February 2025

Growing shareholder value: a reset bp

●   Strategy fundamentally reset: reducing and reallocating capital expenditure, significantly reducing costs and driving improved performance − to grow cash flow and returns − supporting a stronger balance sheet and resilient distributions.

●   Growing upstream: increasing oil & gas investment to ~$10bn p.a.; strengthening portfolio; growing production to 2.3-2.5mmboed in 2030; additional ~$2bn operating cash flow in 2027.

●   Focusing downstream: reshaping portfolio to drive growth; high-grading and focusing on advantaged and integrated positions; announced strategic review of Castrol; driving improved performance; additional $3.5-4bn operating cash flow in 2027.

●   Disciplined investment in the transition: selective investment in biogas, biofuels and EV charging; capital-light partnerships in renewables; focused investment in hydrogen/CCS; investment in transition businesses of $1.5-2bn p.a., over $5bn p.a. lower than previous guidance.

●   Updated financial frame: reducing annual capex to $13-15bn to 2027; targeting significantly higher structural cost reductions of $4-5bn by end 2027; $20bn divestments by 2027, including potential proceeds from Lightsource bp and strategic review of Castrol; reducing net debt, targeting $14-18bn by end 2027; resilient shareholder distributions, guidance of 30-40% of operating cash flow.

●   Growing free cash flow and returns: targeting >20% compound annual growth in adjusted free cash flow to 2027, and returns on average capital employed of >16% by 2027.

bp today introduced a fundamentally reset strategy, with significant capital reallocation, and plans to drive improved performance, aimed at growing free cash flow, returns and long-term shareholder value.

This strategy will see bp grow its upstream oil and gas business, focus its downstream business, and invest with increasing discipline into the transition. It builds on bp's distinct strengths and competitive advantages as an integrated energy company - with a world-class portfolio with top tier oil and gas businesses in attractive basins and leading integrated positions and brands across value chains, all underpinned by trading, technology, and partnerships.

Chief executive Murray Auchincloss said: "Today we have fundamentally reset bp's strategy. We are reducing and reallocating capital expenditure to our highest-returning businesses to drive growth, and relentlessly pursuing performance improvements and cost efficiency.  This is all in service of sustainably growing cash flow and returns.

"We will grow upstream investment and production to allow us to produce high margin energy for years to come. We will focus our downstream on markets where we have leading integrated positions. And we will be very selective in our investment in the transition, including through innovative capital-light platforms. This is a reset bp, with an unwavering focus on growing long-term shareholder value."

Helge Lund, bp's chair, added: "The board believes that this is an important strategic reset for bp and is confident that it, together with rigorous performance management, will deliver improved performance and sustainable value for bp's shareholders. Over the past 12 months, we have worked closely with Murray and his team as they have developed the new direction, ensuring it reflects the significant changes we have seen in energy markets and our purpose of delivering energy to the world today and tomorrow.  This new direction places free cash flow growth, returns and value at its heart."

Financial highlights:

Together these are expected to strengthen bp's balance sheet, increase efficiency and support higher returns.

●     Reducing capital expenditure: total capex of $13-15bn p.a. to 2027 - $1-3bn lower than in 2024; expected to be ~$15bn in 2025.

●     Reallocating capital expenditure to higher-growth: increasing oil & gas investment to ~$10bn p.a.; transition investment1 $1.5-2bn p.a., >$5bn p.a. lower than previous guidance.

●     Reducing costs: significantly increasing target to $4-5bn of structural cost reductions2 by end 2027.

●     New divestments: targeting $20bn announced by end 2027; proceeds from strategic review of Castrol and bringing partner into Lightsource bp to be dedicated to strengthening balance sheet.

●     Reducing net debt: over time, targeting a range of $14-18bn by end 2027.

●     Distributions: guidance of 30-40% of operating cash flow to shareholders, over time, through share buybacks3 and a resilient dividend - which is expected to increase by at least 4% per ordinary share a year, subject to board discretion4. Share buybacks are expected to be announced at time of quarterly results. Subject to board approval, bp expects the share buyback for 1Q 2025 to be $0.75-1.0bn.

Primary targets:

bp is introducing four primary targets the delivery of which will underpin growth in the value of bp:

●       Growing free cash flow5, with compound annual growth of greater than 20%, 2024-2027.6

●       Reducing net debt, targeting $14-18bn by end 2027.

●       Increasing cost reduction target, with structural cost reductions of $4-5bn by end-2027.

●       Generating higher returns, with group return on average capital employed above 16% in 2027.6

Subject to board approval, these targets will form part of the basis for internal performance management and remuneration measures through to 2027. All previous aims and targets have now been retired.7

Reset strategy highlights:

Growing upstream:

●     Increasing investment in oil and gas: ~$10bn p.a. through 2027, with expected returns >15%.

●     Strengthening portfolio: access to discovered resources, reloading exploration hopper.

●     10 new major projects to start up by end 2027, and a further 8-10 by end 2030.

●     Growing production8, expected to grow to 2.3-2.5mmboed in 2030 with capacity to increase to 2035.

●     Reserves replacement ratio10 of ~100% by end 2027.

●     Disciplined expansion in biogas.

●     Structural cost reductions of ~$1.5bn expected to be safely delivered by end 2027.

●     Growing cash flow: upstream cash flow8,9 expected to increase by ~$2bn by 2027.

Focusing downstream:

●     Focusing portfolio around bp's core integrated positions.

−       Focusing investment to ~$3bn by 2027.

−       Strategic review of Castrol announced.

−       High-grading mobility network, marketing Gelsenkirchen refinery, selective investment in EV charging and biofuels growth markets.

●     Taking clear actions to improve performance

−       Expect to safely deliver ~$2.0bn structural cost reductions across downstream portfolio.

−       Focused customers growth from bp's most advantaged and integrated businesses.

−       Expect to consistently improve refining availability to 96%.

−       Realising value and growth from acquisitions of bp bioenergy and TravelCenters of America

●       Expected returns of >15%.

●       Growing cash flow: downstream operating cash flow8,11 expected to increase by $3.5-4bn by 2027

Disciplined investment in the transition:

●     Focused on returns, fewer higher-returning opportunities, accessing growth more efficiently,

●     Focused investment in biogas, biofuels and EV charging:  driven by returns − high grading projects, leveraging existing infrastructure, focusing on fewer key markets.

●     Capital-light in low carbon energy: growing top tier offshore wind and solar platforms in capital light way for bp; limited further projects in hydrogen and carbon capture; delivering trading upside and optionality for future growth.

●     Reducing costs: annual structural cost reduction of >$0.5bn in low carbon energy by 2027.

●     Significantly lower capex into transition businesses: total capex in transition businesses3 $1.5-2bn p.a. − over $5bn p.a. lower than previous guidance − with average of less than $0.8bn p.a. in low carbon energy.

Focused sustainability aims:

●     bp has reduced scope 1 and scope 2 emissions within its operational control by ~38% against its 2019 baseline - beyond its target of 20% in 2025 - and embedded sustainability into several key areas and management processes.

●     bp's 2030 aim is now reduction of these operational emissions in a range of 45-50% against the 2019 baseline.

●     bp is now focusing its sustainability aims on those most relevant to the long-term success of its businesses and to its net zero ambition.

●     Five refreshed sustainability aims: net zero operations; net zero sales; people; biodiversity; and water. Some previous aims are embedded into existing management systems and processes.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

Further information:
bp press office, London: bppress@bp.com

Footnotes:
1 excludes deferred consideration for 2024 acquisition of bp bioenergy in 2025.

2  vs 2023 baseline, of which $0.8bn was delivered in 2024.

3  includes share buybacks for the purposes of offsetting any dilution from employee share schemes over time.

4  quarterly dividend and share buyback decisions are subject to board discretion each quarter taking into account factors including outlook for cash flow, share count reduction from buybacks and maintaining 'A' range credit metrics.

5  adjusted free cash flow = operating cash flow excluding working capital (after adjusting for inventory holding gains/losses, fair value accounting effects and other adjusting items) less cash capital expenditure.

6   at $70/bbl Brent, $4/mmBtu Henry Hub, and $17/bbl refining marker margin, all 2024 real.

7   this announcement sets out all of bp's aims and targets relating to its new strategy. All prior financial and strategic aims and targets relating to bp's previous strategy are retired, including all aims, targets and other disclosures first announced on 4 August 2020.

8  operating cash flow, 2024-2027 growth.

9   excludes divestments.

10 excludes in-year acquisitions and divestments.

11 excludes any potential transactions relating to announced Castrol strategic review and Gelsenkirchen.

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see', 'focus on' or similar expressions.

In particular, the following, among other statements, are all forward-looking in nature: plans, expectations and assumptions regarding bp's new strategy and its impact, including on bp's balance sheet, cash flow, returns including return on average capital employed, cost efficiency, performance improvement, improvements to bp's refining businesses; plans and expectations regarding bp's updated financial frame, reductions in and reallocation of capital expenditures, structural costs, portfolio management and major project start-ups; plans and expectations for bp's oil and gas operations including production, reserves replacement ratio and operating cash flow; plans and expectations regarding bp's four primary targets of growing free cash flow, reducing net debt, increasing cost reduction target and generating higher returns; plans and expectations regarding the timing, quantum, nature and impact of certain acquisitions and divestments; plans and expectations related to increased investments in oil and gas; plans and expectations regarding Castrol; plans and expectations regarding the repositioning and decapitalisation of bp's low carbon energy businesses, development of bp's bioenergy, biofuels, EV charging, hydrogen, carbon capture and Lightsource bp businesses; bp's plans and expectations related to its five sustainability aims including bp's 2030 aim for a reduction in Scope 1 and 2 emissions from within bp's operational control; and plans and expectations on the timing and amount of dividends and other shareholder distributions, including share buybacks.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.

Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental or any other relevant persons may impact bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under "Principal risks and uncertainties" in bp's Report on Form 6-K regarding results for the six-month period ended 30 June 2024 as filed with the US Securities and Exchange Commission (the "SEC") as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F for fiscal year 2023 as filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 February 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary